UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended March 2025

Commission File No. 001-41493

Lichen INTERNATIONAL Ltd

(Translation of registrant’s name into English)

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

As previously disclosed, on January 23, 2025, Lichen International Limited (the “Company”) received a deficiency letter from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), indicating non-compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Rule”) for continued listing on Nasdaq. The Company was provided 180 calendar days, or until July 22, 2025, to regain compliance with this rule.

On February 12, 2025, the Company announced that it received a letter from Nasdaq. This letter stated that, because the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days as of the letter date, unless the Company timely requested a hearing before a Hearings Panel (the “Panel”) to appeal Nasdaq’s delisting determination, trading of the Company’s securities will be suspended at the opening of business on February 21, 2025, and a Form 25-NSE will be filed with the U.S. Securities and Exchange Commission to remove the Company’s securities from listing and registration on Nasdaq, according to Listing Rule 5810(c)(3)(A)(iii).

The delisting determination ended the aforementioned compliance period before its expiration because the Company’s stock prices have triggered the Low Priced Stocks Rule. The Company was provided until February 19, 2025 to request an appeal of the delisting determination to the hearing panel. On February 19, 2025, the Company has submitted the Company’s hearing request.

On March 19, 2025, the Company received a letter from Nasdaq confirming that its ordinary shares had maintained a closing bid price of at least $1.00 per share for 10 consecutive business days. As a result, Nasdaq determined that (i) the Company has regained compliance with the Nasdaq Capital Market’s listing requirements, (ii) the hearing before the Hearings Panel scheduled for March 25, 2025, has been canceled, and (iii) the Company’s securities will continue to be listed and traded on The Nasdaq Stock Market. This matter is now closed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lichen International Ltd

Date: March 20, 2025	By:	/s/ Ya Li
	Name:	Ya Li
	Title	Chief Executive Officer

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